                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              __________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             Metaldyne Corporation
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                        (Title of class of securities)

                                   574670105
                                (CUSIP number)

                          Bank of America Corporation
                       Bank of America Corporate Center
                            100 North Tryon Street
                              Charlotte, NC 28255
                         Attention: Charles F. Bowman
                                (704) 387-1297

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 11, 2007
            (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the  subject  of this  Schedule  13D,  and is
filing   this   schedule   because   ofss.ss. 240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box. [   ]

      Note:  Schedules  filed in paper format shall  include a signed  original and five copies of the schedule,  including  all exhibits.  Seess.240.13d-7 for other parties to whom copies are to be sent.
                          ___________________________

      *The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing  on this form with  respect  to the  subject class of securities,  and for any  subsequent  amendment  containing  information  which would alter disclosures provided in a prior cover page.

      The  information  required on the  remainder of this cover page shall not be  deemed  to be  "filed"  for the  purpose  of  Section  18 of the Securities
Exchange Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section  of the Act but shall  be subject to  all other  provisions  of the Act
(however, see the Notes).

-------------------                              ----------------
CUSIP No 574670105              13D               Page 7 of 22
                                                      Pages
-------------------                              ----------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

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   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        Bank of America Corporation
        56-0906609

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [   ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        Delaware
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              HC
-----------------------------------------------------------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

-------------------------------------------------------------------
-----------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        NB Holdings Corporation
        56-1857749

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [    ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        Delaware
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              HC
-----------------------------------------------------------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

-------------------------------------------------------------------
-----------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        Bank of America Capital Advisors LLC
        36-3009841

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [   ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        Delaware
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              IA
-----------------------------------------------------------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

-------------------------------------------------------------------
-----------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        Private Equity Portfolio Fund II, LLC
        04-3451340

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [   ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        Delaware
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              PN
-----------------------------------------------------------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

-------------------------------------------------------------------
-----------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        BancBoston Capital Inc.
        04-2511291

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [   ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   Massachusetts
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              CO
-----------------------------------------------------------------

------------------
    CUSIP NO.                    13D
    574670105
------------------

-------------------------------------------------------------------
-----------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
        ONLY):

        BancBoston Investments Inc.
        04-2784232

-----------------------------------------------------------------
-----------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [   ]
                                                  (b) [X]
-----------------------------------------------------------------
-----------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------
-----------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   Massachusetts
-----------------------------------------------------------------
-----------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

-----------------------------------------------------------------
-----------------------------------------------------------------

                 6  SHARED VOTING POWER
-----------------------------------------------------------------
-----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-----------------------------------------------------------------
-----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

-----------------------------------------------------------------
-----------------------------------------------------------------
  10    CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
        CERTAIN SHARES*

                                                            [  ]
-----------------------------------------------------------------
-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      Less than 5% (Exit Filing)
-----------------------------------------------------------------
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                                                              CO
-----------------------------------------------------------------

      This Amendment No. 1 (this "Amendment") amends the statement on Schedule
13D dated December 18, 2006 (the "Schedule 13D") with respect to the shares of Common Stock, par value $1.00 per share ("Common Stock"), of Metaldyne
Corporation, a Delaware corporation (the "Company").  Unless otherwise noted, all capitalized terms shall have the meanings as provided in the Schedule
13D.

      The Schedule 13D is hereby amended as follows:

Item 5.         Interest in Securities of the Issuer.

      The information contained in Items 5(a)-(c) of the Schedule 13D are hereby amended and reinstated in their entirety as follows:

      (a)-(b)   The Reporting Persons beneficially own no shares of Common
Stock by virtue of the conversion of each of its shares of Common Stock into the right to receive $1.5243 in cash, without interest, in connection with the acquisition of the Company by Asahi Tec Corporation, a Japanese
corporation ("Asahi Tec"), pursuant to the Amended and Restated Agreement and
Plan of Merger, dated November 27, 2006, by and among the Company, Asahi Tec and Argon Acquisition Corp., a Delaware corporation ("Argon Acquisition") and a wholly owned subsidiary of Asahi Tec.

      (c)  Except as described in Item 6 herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements Understandings or Relationships with
           Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      (d)  On January 11, 2007, Argon Acquisition merged into the Company (the
"Merger").  At the effective time of the Merger, each share of Common Stock owned by the Principal Company Stockholders, including BBC and PEPII, were converted into the right to receive $1.5243 in cash, in each case without interest.  In addition, the Principal Company Stockholders, including BBC and
PEPII, have been required by Asahi Tec, and have agreed, pursuant to the
Amended Stock Purchase Agreement, to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement.

Item 7.    Exhibits.

Exhibit         Name

99.1       Joint Filing  Agreement,  dated as of December 18, 2006, by and among the Reporting Persons.

                                   Signature

      After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the  information  set forth in this  statement  is true,  complete and correct.

Dated:  January 19, 2007

                               BANK OF AMERICA CORPORATION
                               NB HOLDINGS CORPORATION

                               By: /s/ Charles F. Bowman
                               Name: Charles F. Bowman
                               Title: Senior Vice President

                               BANK OF AMERICA CAPITAL ADVISORS LLC
                               PRIVATE EQUITY PORTFOLIO FUND II, LLC

                               By: /s/ James D. Bowden
                               Name: James D. Bowden
                               Title: Managing Director

                               BANCBOSTON INVESTMENTS INC.
                               BANCBOSTON CAPITAL INC.

                               By: /s/ Matthew G. Frazier
                               Name: Matthew G. Frazier
                               Title: Vice President

                                                                      Exhibit D

                            JOINT FILING AGREEMENT

     In  accordance with  Rule 13d-1(k)(1)(iii)  under the Securities  Exchange
Act of 1934,  as amended,  each of the persons  named below agrees to the joint filing of a Statement  on  Schedule 13D  (including  amendments  thereto)  with respect  to  the  common  stock,  $1.00  par  value  per  share,  of  Metaldyne
Corporation,  a  Delaware  corporation,  and  further  agrees  that this  Joint
Filing  Agreement be included as an exhibit to such  filings;  provided,  that, as  contemplated  by  Section 13d-1(k)(1)(ii),  no person shall be  responsible for the  completeness  or  accuracy  of the  information  concerning  the other persons  making the filing,  unless such person  knows or has reason to believe that such information is inaccurate.

      IN WITNESS  WHEREOF,  the undersigned has duly executed this Joint Filing
Agreement as of this 19th day of January, 2007.

                               BANK OF AMERICA CORPORATION
                               NB HOLDINGS CORPORATION

                               By: /s/ Charles F. Bowman
                               Name: Charles F. Bowman
                               Title: Senior Vice President

                               BANK OF AMERICA CAPITAL ADVISORS LLC
                               PRIVATE EQUITY PORTFOLIO FUND II, LLC

                               By: /s/ James D. Bowden
                               Name: James D. Bowden
                               Title: Managing Director

                               BANCBOSTON INVESTMENTS INC.
                               BANCBOSTON CAPITAL INC.

                               By: /s/ Matthew G. Frazier
                               Name: Matthew G. Frazier
                               Title: Vice President